Filed by Oplink Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Oplink Communications, Inc.
Commission File No. 000-31581

The following letter to Oplink stockholders was translated into Chinese and ran as an advertisement in the World Journal on August 12, 2002.

[Oplink Logo]

Dear Stockholder:

We recently mailed to you proxy materials for a Special Meeting of Stockholders to be held on August 15, 2002 regarding the proposed merger of Avanex Corporation and Oplink Communications, Inc. Please read these materials carefully as they provide important information about the proposed merger.

The board of directors of Oplink has unanimously approved the merger and has determined that the merger is in the best interests of Oplink and its stockholders.

Some of you may have received or seen incomplete or misleading information relating to the merger, the combined company’s intellectual property, the departure of Simon Cao, the lawsuit brought against Avanex by Hon Hai, any potential impact on Avanex of the business and financial difficulties of Worldcom or the Oplink board’s support for the merger. This information is being circulated by a former Oplink employee, Zhimin Liu, who does not have any particular knowledge about the merger, or about the prospects of Oplink or Avanex.

We want to set the record straight:

•
The combined company would have a strong patent portfolio with over 197 patents issued, allowed or applied for, 129 of which are Avanex’s. We believe in the strength of the technology of the combined company. We believe that Avanex’s patent rights are not affected by Simon Cao’s departure and that while Simon Cao made many contributions to Avanex in the past, the combined company will have a number of outstanding technologists, including, and to be led by, Dr. Giovanni Barbarossa, Avanex’s Chief Technology Officer. In addition, there is no evidence of any issues of ownership of intellectual property by the combined company.

•
Avanex has publicly stated that it believes that the claims made by Hon Hai are without merit and that resolution of this action will not have a material adverse effect on Avanex’s business or financial condition. Avanex has also stated that it believes that it has meritorious defenses to the claims and intends to defend itself vigorously. Avanex’s statements on this matter can be found on page 50 of the proxy materials.

•
Avanex has publicly stated that WorldCom accounted for less than 15% of total revenues for the quarter ended June 30, 2002. Avanex has also publicly stated that WorldCom is not expected to be a significant customer in the future and that the business and financial difficulties of WorldCom are not expected to have a significant impact on Avanex’s business or financial condition. Avanex’s statements on this matter can be found on pages 23-24 of the proxy materials.

•	Oplink’s board of directors has considered each of the points raised by Zhimin Liu and continues to unanimously SUPPORT the merger and enthusiastically recommend that you vote FOR the merger.

We expect that the merger of Avanex and Oplink will create a leading provider of next generation optical subsystems, modules and components. The slowdown in spending by telecommunication service providers has changed the competitive environment of our respective markets. We believe that by coming together, Avanex and Oplink, will be in a stronger position than either company would be on its own. We believe that the combined company will be positioned to succeed because of its improved ability to meet its customers’ changing needs and because of its improved financial position. The combined company expects to be in a stronger position to:

•	Maximize revenues under current market conditions

•	Maximize staying power through the industry downturn

•	Maximize benefits from business turnaround

The board of directors of Oplink unanimously recommends that Oplink stockholders vote “FOR” the proposed merger. Your vote is important. We enthusiastically recommend that you vote in favor of the merger and urge you to sign, date and return your proxy card today. If you have already voted but wish to change your vote, you may do so by calling Morrow & Co. at (212) 754-8000 (collect) to request a new proxy card.

Sincerely,

/S/ JOSEPH LIU	/S/ FRED FROMM
Joseph Liu Chairman	Fred Fromm President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This letter contains forward-looking statements, including forward-looking statements regarding the amount and timing of synergies that may be achieved in connection with the Merger, the combined company’s financial condition, technology and intellectual property, the merit of the Hon Hai lawsuit, the degree to which the combined company will alter the competitive landscape in its industry and the combined company’s ability to successfully meet customer needs. Actual results could differ materially from those projected in or contemplated by the forward- looking statements. Factors that could cause actual results to differ include the possibility that the Merger may not close, the failure by the combined company to retain key employees, the failure of the combined company to manage the cost of integrating the two companies and to effectively integrate the two companies, general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular in the optical networks industry, the combined company’s inability to sufficiently anticipate market needs and higher than anticipated expenses the combined company may incur in future quarters or the inability to identify expenses which can be eliminated. In addition, please refer to the risk factors contained in the definitive joint proxy statement/prospectus filed by Avanex with the SEC on July 15, 2002. Oplink assumes no obligation and do not intend to update these forward-looking statements.

Additional information about the merger and where to find it.

On July 15, 2002, Avanex filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of Oplink are urged to read the definitive joint proxy statement/prospectus filed with the SEC on July 15, 2002, and any other relevant materials filed by Avanex and Oplink with the SEC because they contain, or will contain, important information about Avanex, Oplink and the Merger. The definitive joint proxy statement/prospectus and other relevant materials, and any other documents filed by Avanex or Oplink with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the materials filed with the SEC by Avanex and Oplink by contacting Avanex or Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the definitive joint proxy statement/prospectus that has been mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex’s executive officers and directors in Avanex is set forth in the proxy statement for Avanex’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink’s executive officers and directors in Oplink is set forth in the proxy statement for Oplink’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex’s and Oplink’s executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus filed by Avanex with the SEC on July 15, 2002.

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